UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on May 5, 2015: Navigator Holdings Ltd. Preliminary First Quarter 2015 Results.

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FIRST QUARTER 2015 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) reports net income of $22.0 million for the three months ended March 31, 2015, up 30.5% compared to the three months ended March 31, 2014.

•	EBITDA[1] increased 25% to $44.7 million for the three months ended March 31, 2015 from $36.0 million for the three months ended March 31, 2014.

•	Earnings per share increased to $0.40 for the three months ended March 31, 2015, after a write off of deferred financing costs equating to $0.03 per share, compared to earnings per share of $0.31 for the three months ended March 31, 2014.

•	Completed the delivery of another newbuilding vessel, Navigator Triton, on January 9, 2015, taking our total fleet to 27 vessels on the water at March 31, 2015. We added a 28th vessel, a semi-refrigerated ethylene carrier, Navigator Umbrio, on April 27, 2015.

•	A current 10 semi-refrigerated gas carriers newbuildings on order, for delivery between June 2015 and March 2017.

First Quarter 2015 Financial Results Overview

Operating revenue for the three months ended March 31, 2015 was $74.2 million, an increase of $4.4 million, or 6.3%, when compared to operating revenue of $69.8 million for the three months ended March 31, 2014. This increase was due to an increase in the weighted average number of vessels in our fleet, improvements in the average monthly charter rates and an increase in vessel utilization, offset by a decrease as a result of the fall in bunker prices.

During the first quarter of 2015, the average time charter equivalent rate across the entire fleet, including our fully-refrigerated vessels, was approximately $887,560 per calendar month ($29,180 per day), compared to $871,385 per calendar month ($28,648 per day) for the comparable period in 2014.

Fleet utilization across the 27 vessels operating during the three months ended March 31, 2015 increased slightly to 97.0% for the first quarter of 2015, from 96.9% of the first quarter of 2014.

Costs were in line with expectations with any increases primarily as a result of the increase in the number of vessels we operated.

The write off of deferred financing costs of $1.8 million for the three months ended March 31, 2015 related to finance costs associated with one of our previous secured term loan facilities, which was refinanced during the three months ended March 31, 2015, in accordance with U.S. GAAP.

Net operating revenue, which is operating revenue less voyage expenses, amounted to $67.3 million for the three months ended March 31, 2015, up from $59.9 million for the same period in 2014. Of this increase, $6.1 million resulted from the additional vessels in the fleet, $1.2 million from an increase in charter rates and $0.1 million from a slight increase in vessel utilization.

Net income rose 30.5% to $22.0 million for the three months ended March 31, 2015, from $16.9 million for the three months ended March 31, 2014. Earnings per share was $0.40 for the three months ended March 31, 2015 compared to $0.31 per share for the three months ended March 31, 2014.

EBITDA for the first quarter of 2015 was $44.7 million, compared to $36.0 million for the first quarter of 2014.

1	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Conference Call Details:

Tomorrow, Wednesday, May 6, 2015, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until Wednesday, May 13, 2015 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, New York, NY 10022. Tel: +1 212 355 5893

London:	21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	(in thousands)
	December 31, 2014	March 31, 2015
Assets

Current assets
Cash and cash equivalents	$62,526	$50,514
Accounts receivable, net	7,195	7,271
Accrued income	3,642	10,660
Prepaid expenses and other current assets	6,323	12,279
Inventories	4,811	5,768

Total current assets	84,497	86,492

Non-current assets
Long-term accounts receivable	198	198

Vessels in operation, net	1,145,066	1,182,598
Vessels under construction	131,345	130,051
Property, plant and equipment, net	284	258
Deferred finance costs, net	9,066	8,864

Total assets	$1,370,456	$1,408,461

Liabilities and stockholders’ equity

Current liabilities
Current portion of long-term debt	$58,350	$60,850
Accounts payable	6,448	6,634
Accrued expenses and other liabilities	5,312	6,547
Accrued interest	3,012	6,040
Deferred income	7,095	3,735

Total current liabilities	80,217	83,806

Non-current liabilities
Secured term loan facilities, net of current portion	359,509	371,797
Senior unsecured bond	125,000	125,000

Total non-current liabilities	484,509	496,797

Commitments and contingencies

Stockholders’ equity
Common stock – $.01 par value; 400,000,000 shares authorized; 55,363,467 shares issued and outstanding, (2014: 55,346,613 shares)	553	554
Additional paid-in capital	584,808	585,155
Accumulated other comprehensive loss	(254)	(503)
Retained earnings	220,623	242,652

Total stockholders’ equity	805,730	827,858

Total liabilities and stockholders’ equity	$1,370,456	$1,408,461

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended
	March 31 (in thousands, except share data)
	2014	2015

Revenues
Operating revenue	$69,826	$74,197

Expenses
Address and brokerage commissions	1,485	1,630
Voyage expenses	9,886	6,871
Charter-in costs	2,100	—
Vessel operating expenses	17,261	17,971
Depreciation and amortization	11,049	12,800
General and administrative costs	2,725	2,654
Other corporate expenses	459	363

Total operating expenses	44,965	42,289

Operating income	24,861	31,908

Other income / (expense)
Interest expense	(7,850)	(7,852)
Write off of deferred financing costs	—	(1,797)
Interest income	92	4

Income before income taxes	17,103	22,263
Income taxes	(221)	(234)

Net income	$16,882	$22,029

Earnings per share:
Basic	$0.31	$0.40
Diluted	$0.31	$0.40

Weighted average number of shares outstanding:
Basic	55,326,765	55,349,422
Diluted	55,326,765	55,598,958

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31 (in thousands)
	2014	2015

Net income	$16,882	$22,029

Other Comprehensive Income / (Loss):
Foreign currency translation gain / (loss)	3	(249)

Total Comprehensive Income	$16,885	$21,780

Consolidated Statements of Stockholders’ Equity

(Unaudited)

	(in thousands, except share data)
	Common Stock at 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total

January 1, 2014	$553	$584,031	$(88)	$136,156	$720,652

Issuance of common stock	—	(345)	—	—	(345)
Restricted shares issued
April 14, 2014	—	—	—	—	—
November 21, 2014	—	—	—	—	—
December 1, 2014	—	—	—	—	—
Net income	—	—	—	84,467	84,467
Foreign currency translation	—	—	(166)	—	(166)
Share-based compensation plan	—	1,122	—	—	1,122

December 31, 2014	$553	$584,808	$(254)	$220,623	$805,730

Restricted shares issued
March 17, 2015	1	—	—	—	1
Net income	—	—	—	22,029	22,029
Foreign currency translation	—	—	(249)	—	(249)
Share-based compensation plan	—	347	—	—	347

March 31, 2015	$554	$585,155	$(503)	$242,652	$827,858

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31 (in thousands)
	2014	2015
Cash flows from operating activities
Net income	$16,882	$22,029

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	11,049	12,800
Payment of drydocking costs	(3)	56
Share-based compensation	150	347
Amortization of deferred financing costs	691	2,498
Unrealized foreign exchange	3	(236)
Changes in operating assets and liabilities
Accounts receivable	1,641	(76)
Inventories	(1,044)	(957)
Prepaid expense and other current assets	4,023	(10,881)
Accounts payable and other liabilities	(1,241)	1,092

Net cash provided by operating activities	32,151	26,672

Cash flows from investing activities
Payment to acquire vessels	(285)	(300)
Payment for vessels under construction	(22,346)	(51,110)
Purchase of other property, plant and equipment	(18)	(22)
Insurance recoveries	—	257

Net cash used in investing activities	(22,649)	(51,175)

Cash flows from financing activities
Proceeds from secured term loan facilities	—	30,000
Direct financing costs of secured term loan facilities	—	(2,296)
Repayment of secured term loan facilities	(15,188)	(15,213)
Issuance costs of stock	(330)	—

Net cash (used in) / provided by financing activities	(15,518)	12,491

Net decrease in cash and cash equivalents	(6,016)	(12,012)

Cash and cash equivalents at beginning of year	194,740	62,526

Cash and cash equivalents at end of year	$188,724	$50,514

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$4,690	$4,122

Total tax paid during the year	$77	$73

Appendix A

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Three months ended March 31 (in thousands)
	2014	2015

Net income	$16,882	$22,029
Net interest expense	7,758	9,645
Income taxes	221	234
Depreciation and amortization	11,049	12,800

EBITDA	$35,910	$44,708

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our 10 newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors discussed in other periodic filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: May 5, 2015	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer